EXHIBIT 99.1

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

NICE Systems Reports Record Results for Fourth Quarter and Fiscal
Year 2007; First Time Annual Revenues Cross the $500 Million Mark

Ra’anana, Israel, February 13, 2008 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions™ to drive performance, today announced results for the fourth quarter and full year ending December 31, 2007.

Record Fiscal Year 2007 non-GAAP Results Include:

—	Revenues of $523 million, 25% growth over 2006
—	Operating margins of 16.7% up from 15.1% in 2006
—	Earnings per fully diluted share of $1.44
—	$118 million cash generated from operations

Record Fourth Quarter 2007 non-GAAP Results Include:

—	Revenues of $146 million; earnings per fully diluted share of $0.39
—	Record bookings; Book-to-bill greater than 1 for the 15th consecutive quarter
—	36 7-digit deals, 3 times higher than fourth quarter 2006

Fourth quarter 2007 non-GAAP revenue was a record $145.8 million, representing a 21.1% increase from $120.4 million in the fourth quarter of 2006. Non-GAAP revenues for fiscal year 2007 reached a record high of $522.7 million, a 25.0% increase from $418.1 million in 2006.

Fourth quarter 2007 non-GAAP gross margin reached a record 64.7%, up from 64.3% in the fourth quarter 2006. Non-GAAP gross margin for the year reached a record 63.5% compared with 60.4% for the year 2006.

Fourth quarter 2007 non-GAAP operating profit totaled a record $25.6 million, with operating margin of 17.6%, compared with $21.6 million, and 17.9% operating margin, in the fourth quarter of 2006. For the year, non-GAAP operating profit increased to $87.2 million, up from $63.2 million in 2006 and non GAAP operating margins reached 16.7%, up from 15.1% in 2006.

Fourth quarter 2007 non-GAAP net income was a record $24.1 million or $0.39 per fully diluted share, up from $19.7 million or $0.37 per fully diluted share in the same quarter of 2006. Non-GAAP net income for the year was a record $81.5 million or $1.44 per fully diluted share, compared with net income of $61.1 million or $1.17 per fully diluted share for 2006.

On a GAAP basis: Fourth quarter 2007 revenue was $143.6 million, up from $116.5 million in the fourth quarter of 2006. Fourth quarter 2007 gross profit was $86.5 million, up from $70.5 million, in the fourth quarter of 2006; operating profit was $6.1 million, compared with operating profit of $8.8 million, in the fourth quarter of 2006; and fourth quarter 2007 net income was $8.3 million, or $0.13 per fully diluted share, compared with net income of $9.9 million, or $0.19 per share, on a fully diluted basis, for the fourth quarter of 2006.

Total cash and equivalents as at December 31, 2007 rose by $40.4 million during the quarter reaching to $398.2 million, with no debt, compared to $357.8 million at the end of September 30, 2007.

“2007 was a record year for our company as we crossed the $500 million mark for the first time. Our strong results are a reflection of the excellent execution of our growth strategy in both the enterprise and security markets. We had an excellent fourth quarter, which was driven by strong demand for our solutions across the board, and especially in financial services. Looking forward to 2008 we believe that NICE will further expand its global footprint in its respective markets,” said Haim Shani, Chief Executive Officer, NICE Systems. “Our solutions for risk management and compliance, operational efficiency, and customer retention are critical in today’s business environment and our unique security solutions for integrated audio and video are high on the agenda of governments and states in their need to protect citizens and assets. We expect that our growth will continue in 2008 and beyond.”

Guidance for Fiscal Year 2008

The company reiterates its full year 2008 guidance. Non-GAAP revenue is expected to be $615-630 million, and non-GAAP EPS guidance, on a fully diluted basis, in the range of $1.65-$1.75.

Guidance for First Quarter 2008

The company introduces for the first time, guidance for the first quarter 2008. Non-GAAP revenue is expected to be between $142 and $146 million, and non-GAAP EPS, on a fully diluted basis, is expected to be in the range of $0.34 – $0.37.

4th Annual Investor and Analyst Day

NICE senior management will host its annual Investor and Analyst Day in New York, on Tuesday, February 26, 2008, at 08:30 am EST. For further details on the event please click on the event banner on our website at www.nice.com.

Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel). Participants may access the conference call by dialing US toll-free 1-888-281-1167 or 1-800-994-4498; international: +972-3-918-0610; Israel: 03-918-0610. The call will also be broadcast live on the internet via NICE's website at www.nice.com. A telephone replay will be available for up to 72 hours after the call. The replay information: US Toll-free: 1-888-326-9310; international: +972-3-9255930; Israel: 03-9255930.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, in-process research and development write-off, legal settlements, stock based compensation expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2006 Unaudited	2007 Unaudited	2006 Unaudited	2007 Unaudited

Revenue
Product	$72,927	$86,967	$261,098	$316,888
Services	43,621	56,611	148,546	200,486

Total revenue	116,548	143,578	409,644	517,374

Cost of revenue
Product	22,542	24,917	84,675	89,373
Services	23,533	32,113	89,539	116,969

Total cost of revenue	46,075	57,030	174,214	206,342

Gross Profit	70,473	86,548	235,430	311,032

Operating Expenses:
Research and development, net	12,551	18,495	44,880	59,632
Selling and marketing	28,597	34,727	95,190	120,592
General and administrative	18,648	23,889	60,463	85,089
Amortization of acquired intangible assets	1,849	3,380	4,918	9,175
In-process research and development	-	-	12,882	3,710

Total operating expenses	61,645	80,491	218,333	278,198

Operating income	8,828	6,057	17,097	32,834

Financial income, net	3,203	4,217	13,272	14,824
Other income, net	172	(83)	623	(24)

Income before taxes on income	12,203	10,191	30,992	47,634
Taxes on income	2,259	1,940	8,591	10,254

Net income	$9,944	$8,251	$22,401	$37,380

Basic earnings per share	$0.20	$0.14	$0.45	$0.69

Diluted earnings per share	$0.19	$0.13	$0.43	$0.67

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	50,651	59,222	49,572	53,921
Diluted earnings per share	52,999	61,282	52,002	55,926

NICE SYSTEMS LTD. AND SUBSIDIARIES
NON-GAAP NET INCOME AND EARNINGS PER SHARE
U.S. dollars in thousands (except per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2006 Unaudited	2007 Unaudited	2006 Unaudited	2007 Unaudited

GAAP net income	$9,944	$8,251	$22,401	$37,380

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	1,386	1,242	3,666	2,632
Service Revenue	2,427	931	4,833	2,730

Amortization of acquired intangible assets and acquisition related costs (a)
included in cost of product	2,557	4,345	7,272	11,842
included in operating expense	1,849	3,380	4,918	9,175
included in research and development	-	261	-	357
included in general and administrative expense	-	221	-	295

Equity based compensation expense
included in cost of product	107	112	317	490
included in cost of services	486	1,152	1,216	3,003
included in research & development	496	1,874	1,390	3,788
included in sales & marketing	1,244	2,380	3,378	6,573
included in general & administrative	2,194	3,626	6,270	9,812

Write-off of acquired in-process research & development	-	-	12,882	3,710

Legal settlement	(350)	-	(700)	-

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation and acquired
deferred revenue	(2,672)	(3,659)	(6,772)	(10,331)

Non-GAAP net income	$19,668	$24,116	$61,071	$81,456

Non-GAAP basic earnings per share	$0.39	$0.41	$1.23	$1.51

Non-GAAP diluted earnings per share	$0.37	$0.39	$1.17	$1.44

Weighted average number of shares
outstanding used to compute:

Non-GAAP basic earnings per share	50,651	59,222	49,572	53,921
Non-GAAP diluted earnings per share (b)	53,516	61,874	52,131	56,424

(a) Includes compensation expenses related to the acquisitions of US$482 and US$652 for the quarter and year to date in 2007.

(b) For Non-GAAP earnings per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2006	December 31, 2007
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$67,365	$116,619
Short-term investments	92,989	123,322
Trade receivables	81,312	101,977
Other receivables and prepaid expenses	11,399	20,749
Inventories	18,619	11,835
Deferred tax assets	14,478	13,027

Total current assets	286,162	387,529

LONG-TERM ASSETS:
Marketable securities	135,810	158,260
Other long-term assets	12,030	18,349
Deferred tax assets	2,917	3,970
Property and equipment, net	15,813	18,655
Other intangible assets, net	111,182	162,315
Goodwill	220,430	443,256

Total long-term assets	498,182	804,805

TOTAL ASSETS	$784,344	$1,192,334

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,845	$21,792
Accrued expenses and other liabilities	146,990	208,085

Total current liabilities	169,835	229,877

LONG-TERM LIABILITIES:
Deferred tax liabilities	33,130	41,764
Other long-term liabilities	11,805	16,899

Total long-term liabilities	44,935	58,663

SHAREHOLDERS' EQUITY	569,574	903,794

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$784,344	$1,192,334

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended December 31,		Twelve months ended December 31,
	2006 Unaudited	2007 Unaudited	2006 Unaudited	2007 Unaudited

Cash flows from operating activities:

Net income	$9,944	$8,251	$22,401	$37,380
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6,872	10,295	21,919	30,926
Accrued severance pay, net	185	(272)	751	632
Amortization of discount (premium) and accrued interest
on marketable securities	176	51	278	5
Stock based compensation	4,527	9,144	12,571	23,666
Excess tax benefit from share-based payment arrangements	(3,238)	(976)	(5,733)	(4,945)
In-process research and development	-	-	12,882	3,710
Increase in trade receivables	(3,677)	(6,319)	(6,772)	(15,224)
Increase in other receivables and prepaid expenses	(910)	(118)	(1,897)	(9,623)
Decrease (increase) in inventories	(3,741)	264	5,376	7,579
Increase (decrease) in trade payables	5,868	4,928	1,435	(2,982)
Increase in accrued expenses and other liabilities	14,199	9,558	27,991	51,933
Deferred taxes, net	(1,951)	(3,752)	(3,707)	(5,231)
Other	171	1	80	(58)

Net cash provided by operating activities from continuing operations	28,425	31,055	87,575	117,768
Net cash provided by operating activities from discontinued operation	-	-	-	476

Net cash provided by operating activities	28,425	31,055	87,575	118,244

Cash flows from investing activities:

Purchase of property and equipment	(2,418)	(3,727)	(8,111)	(10,947)
Proceeds from sale of property and equipment	37	1	76	58
Investment in short-term bank deposits	(53)	(39,023)	(117)	(39,131)
Proceeds from short-term bank deposits	29	31	99	139
Proceeds from maturity of marketable securities	38,740	32,135	142,209	170,945
Investment in marketable securities	(87,269)	(46,829)	(217,655)	(208,590)
Proceeds of call of long-term held-to-maturity marketable securities	3,000	9,500	3,000	30,100
Capitalization of software development costs	(270)	(268)	(1,225)	(962)
Final settlement related to the purchase of Dictaphone CRS division	-	-	2,000	-
Payment for the acquisition of Actimize Ltd.	-	(15,000)	-	(210,540)
Payment for the acquisition of Fast Video Security AG	(7)	-	(21,320)	(4,975)
Payment of earn-out related to the acquisition of Hannamax Hi-Tech Pty. Ltd.	-	-	(500)	(500)
Payment for the acquisition of certain assets and liabilities of Performix	691	-	(13,800)	-
Payment for the acquisition of IEX Corporation	(464)		(203,162)	(1,500)
Decrease in accrued acquisition costs	-	(3)	(15)	(83)
Other investment activity, net	14	-	83	-

Net cash used in investing activities	(47,970)	(63,183)	(318,438)	(275,986)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	23,194	3,646	38,987	20,273
Proceeds from issuance of shares upon public offering, net	-	23,343	-	180,934
Excess tax benefit from share-based payment arrangements	3,238	976	5,733	4,945
Decrease in accrued expenses associated with the 2005 offering	-	-	(273)	-
Receipt of short-term bank loan	-	-	-	120,000
Repayment of short-term bank loan	-	-	-	(120,000)
Decrease in short-term bank credit assumed in the acquisition of Fast	-	-	(785)	-

Net cash provided by financing activities	26,432	27,965	43,662	206,152

Effect of exchange rate changes on cash	(295)	326	(390)	844

Increase (decrease) in cash and cash equivalents	6,592	(3,837)	(187,591)	49,254
Cash and cash equivalents at beginning of period	60,773	120,456	254,956	67,365

Cash and cash equivalents at end of period	$67,365	$116,619	$67,365	$116,619